================================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 46)

            --------------------------------------------------------

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                (Name of Issuer)

                 Shares of Beneficial Interest, $1.00 par value

                         (Title of Class of Securities)

                                    337400105

                                 (CUSIP Number)


            --------------------------------------------------------

                             DAVID S. KLAFTER, ESQ.
                       GOTHAM PARTNERS MANAGEMENT CO., LLC
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

            --------------------------------------------------------

                                December 11, 2002

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                     -----------------------
CUSIP No. 337400105             SCHEDULE 13D                  (Page 2 of 9)
--------------------                                     -----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gotham Partners, L.P.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)         |X|
                                                                 (b)         [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC; OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                7,424,903
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                7,424,903
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*        See Instructions

** By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

                                                                    Exhibit 99.1

--------------------                                     -----------------------
CUSIP No. 337400105             SCHEDULE 13D                  (Page 3 of 9)
--------------------                                     -----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gotham International Advisors, L.L.C.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)    |X|
                                                                      (b)    [_}
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC; OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                7,424,903
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                7,424,903
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO; IA
-------- -----------------------------------------------------------------------

*  See Instructions

** By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

--------------------                                     -----------------------
CUSIP No. 337400105             SCHEDULE 13D                  (Page 4 of 9)
--------------------                                     -----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gotham Partners III, L.P.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    |X|
                                                                      (b)    [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC; OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                7,424,903
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                7,424,903
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*    See Instructions
**   By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement.
Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

--------------------                                     -----------------------
CUSIP No. 337400105             SCHEDULE 13D                  (Page 5 of 9)
--------------------                                     -----------------------
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gotham Holdings II, L.L.C.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    |X|
                                                                      (b)    [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC; OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                7,424,903
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                7,424,903
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*  See Instructions

** By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

                  This Amendment No. 46 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"), previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners III, L.P. ("Gotham III"), New York limited partnerships, and Gotham Holdings II, L.L.C. ("Holdings II") and Gotham International Advisors, L.L.C. ("Gotham International"), Delaware limited liability companies (Gotham, Gotham III, Holdings II and Gotham International together on behalf of themselves and their controlled affiliates, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

                  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION

                  Item 4 is hereby amended to add the following information:

                  (a) - (j) On November 22, 2002 the Issuer announced that the New York Supreme Court of New York County granted motions for preliminary injunction and expedited discovery filed by a purported holder of shares of First Union's Series A Cumulative Convertible Redeemable Preferred Stock, $25.00 par value (the "Preferred Shares") in connection with the proposed merger of the Issuer with and into Gotham Golf Corp. ("Gotham Golf"), an affiliate of Gotham. The Preferred Shareholder plaintiff in the case, George Kimeldorf, filed a lawsuit in April 2002, seeking the court's certification of the lawsuit as a class action and certifying Mr. Kimeldorf as a representative of the class. Named as defendants in the lawsuit were the Issuer, its then-serving trustees and Gotham. First Carolina Investors, a holder of Preferred Shares, has also filed a separate lawsuit in the New York Supreme Court for New York County. The Issuer's common shareholders approved the merger at a reconvened special meeting on November 27, 2002. The court continued the injunction on December 6, 2002 after further proceedings.

                  The Issuer and Gotham have filed a notice of appeal seeking to lift the preliminary injunction of the New York Supreme Court for New York County that currently bars the proposed merger. In the proposed merger transaction, holders of Preferred Shares would receive preferred shares of Gotham Golf, as provided for under the terms of the Preferred Shares.

                  On December 11, 2002, Gotham Golf issued a press release, a copy of which is attached as Exhibit 99.1 and incorporated herein by reference, in connection the previously announced transaction with the Issuer. In that press release Gotham reaffirmed its commitment to consummate the previously announced transaction in accordance with its terms, if the preliminary injunction currently in force against that transaction is lifted or dissolved, and to join the Issuer in seeking to have the injunction reversed on appeal, and also announced that it is prepared to proceed with an alternative transaction, which it believes is equally or more advantageous to the common shareholders of the Issuer, and superior to the Preferred Shareholders. In connection with the announcement, Mr. William A. Ackman, a principal of Gotham and Chairman of Gotham Golf said that he would step down as Trustee and Chairman of the Issuer's

Board of Trustees. Neither any Reporting Person nor Gotham Golf is by the press release offering any securities, nor soliciting any offer to buy any securities; any such offering would be made only following negotiation and agreement with respect to a definitive transaction between Gotham Golf and the Issuer, and pursuant to a comprehensive prospectus including all information required in accordance with state and federal securities laws.

                  In addition to and in light of the foregoing matters, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to the Issuer and their holdings in the Issuer. In respect of that review, and depending upon, among other things, the Reporting Person's respective binding legal obligations, if any, current and anticipated future trading prices for the Issuer's equity, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible alternative strategies for enhancing the value of their investment in the Issuer, enhancing the value of the Issuer's assets or enhancing the value of the Reporting Persons' assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: (i) proposing or taking actions with the purpose and/or effect of causing the Issuer to engage in self-tender or buyback of Shares; (ii) continued ownership of the Issuer's equity currently beneficially owned by the Reporting Persons; (iii) acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (iv) a sale or transfer of a material amount of assets of (A) the Reporting Persons and/or their affiliates to the Issuer and/or its affiliates or (B) the Issuer and/or any of its affiliates to the Reporting Persons and/or their affiliates; (v) proposing or seeking a business combination with the Issuer or otherwise proposing or seeking to take control of the Issuer or otherwise effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer, the Reporting Persons or any of their respective subsidiaries and/or affiliates or assets; (vi) or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

                  There can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

                  Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 99.1 Press release dated December 11, 2002, by Gotham Partners, L.P. and Gotham Golf Corp.

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 12, 2002

                                    GOTHAM PARTNERS, L.P.


                                    By:    Section H Partners, L.P.,
                                           its general partner

                                    By:    Karenina Corporation,
                                           a general partner of Section H
                                           Partners, L.P.


                                    By:  /s/ William A. Ackman
                                        ------------------------------
                                        President
                                        William A. Ackman

                                    GOTHAM PARTNERS III, L.P.


                                    By:    Section H Partners, L.P.,
                                           its general partner

                                    By:    Karenina Corporation,
                                           a general partner of Section H
                                           Partners, L.P.


                                    By:    /s/ William A. Ackman
                                        ------------------------------
                                        President
                                        William A. Ackman


                                    GOTHAM INTERNATIONAL
                                    ADVISORS, L.L.C.


                                    By:    /s/ William A.Ackman
                                        ------------------------------
                                           Senior Managing Member
                                           William A. Ackman

                                    GOTHAM HOLDINGS II, L.L.C.


                                    By:   Gotham Holdings Management LLC,
                                          the Manager


                                    By:    /s/ William A. Ackman
                                        ------------------------------
                                           Senior Managing Member
                                           William A. Ackman

                                                                    Exhibit 99.1

                                                 GOTHAM GOLF CORP.
                                                 575 East Chocolate Avenue
                                                 Hershey, PA 17033



                                GOTHAM GOLF CORP.

FOR IMMEDIATE RELEASE

                                           Contact:     William A. Ackman
                                                        (212) 286-0300

           GOTHAM GOLF CORP. AND GOTHAM PARTNERS ANNOUNCE ALTERNATIVE
       TRANSACTION PROPOSAL FOR BUSINESS COMBINATION WITH FIRST UNION REAL
          ESTATE AND MORTGAGE INVESTMENTS; SHAREHOLDER CONFERENCE CALL
                            SCHEDULED FOR LATER TODAY

     New York, NY, December 11, 2002 - Responding to the December 6, 2002 decision by a New York court preliminarily barring the proposed merger of First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) and Gotham Golf Corp., Gotham Golf and its affiliate Gotham Partners, L.P. (together "Gotham") today reaffirmed their commitment to consummate the currently enjoined transaction in accordance with the agreement with First Union, if the preliminary injunction is lifted or dissolved, and to join First Union in seeking to have the injunction reversed on appeal.

     In light of the uncertainties and delays attendant to the litigation, Gotham also announced that it is prepared to proceed with an alternative transaction, which it believes is equally or more advantageous to the common shareholders of First Union, and superior to the preferred shareholders. In the alternative transaction, (1) First Union common shareholders would receive total merger consideration valued at a minimum of $2.33, (2) First Union preferred shareholders would receive $2.50 per share in cash (subject to reduction on account of litigation costs) and shares of Gotham Golf preferred stock with substantially the same or better rights as existing First Union preferred shares, and with an equal ($25) liquidation preference, and with conversion rights substantially improved from those in the pending transaction, and (3) in order to effectuate the transaction, Gotham will agree to dilute its interest in the combined company, while Gotham Partners will increase its commitment to invest up to an additional $20 million in equity capital as part of a subscription rights offering.

     Gotham proposed the alternative transaction in an effort to advance the consummation of a business combination on an expeditious basis. Rather than await the outcome of the litigation to either proceed with the proposed transaction or return to the drawing board, Gotham believes that proceeding with the alternative transaction would be in the best interests of all concerned. Should the common and preferred shareholders of First Union believe the alternative transaction is more favorable, and First Union determine to enter into a definitive agreement to effect the alternative transaction, Gotham Golf believes that the transaction could be accomplished relatively quickly, and likely before the appeals process is resolved - particularly taking account of any additional filings, disclosure or solicitation periods.

     Commenting on these developments, William A. Ackman, a principal of Gotham Partners and Chairman of Gotham Golf, stated "We stand by our deal with First Union and its shareholders as we believe that it is fair and the product of a rigorous and lengthy arm's-length negotiation process. While we will pursue an appeal, at the same time we want to extend to First Union and its common and preferred shareholders the opportunity to participate in an alternative transaction that achieves the benefits of the combination contemplated by our original deal, but is also more favorable to all shareholders." In connection with today's announcement, Mr. Ackman said that he would step down as Chairman of the First Union Board of Trustees.

     Under the alternative proposal:

        o First Union would merge with and into Gotham Golf and as part of the transaction Gotham Partners and certain of its affiliates would contribute their respective golf-related interests in exchange for approximately 2.5 million common shares in the combined company.

        o Holders of First Union common shares would receive (1) $1.78 per share in cash, (2) either an additional $0.35 per share in cash or approximately 1/174th of a debt instrument (the "Note") indirectly secured by First Union's principal real estate assets (with the same terms as in the pending transaction), (3) a fraction of a Gotham Golf common share with a market value of $0.20 and (4) a fraction of a subscription right to purchase additional Gotham Golf common shares. The subscription rights will be for up to $25 million of Gotham Golf Corp stock in the aggregate, and the exercise price for the subscription rights will be set at market-clearing prices. Gotham Partners or its affiliates will agree to act as stand-by purchasers or secure other stand-by purchasers such that Gotham Golf common shares are purchased in an aggregate amount of no less than $20 million.

        o Holders of First Union preferred shares would receive (1) $2.50 per share (subject to reduction on account of litigation costs) and (2) shares of Gotham Golf preferred stock with substantially the same or better rights as existing First Union preferred shares, and with an equal ($25) liquidation preference. The conversion price for Gotham Golf preferred shares would be reduced to the lesser of the calculation of the conversion price under the pending transaction or 20% over the subscription price for Gotham Golf common shares.

        o As a condition to entering into the alternative transaction, First Union would on signing extend up to a $6 million secured loan to Gotham Golf on market terms, to fund general and transaction-related expenses and up to an additional $6 million to complete certain acquisition transactions.

     The alternative transaction would provide preferred shareholders with materially better terms in Gotham Golf Corp. which would be capitalized with in excess of approximately $35 million in cash after paying down Gotham Golf debt and transaction costs. As a result of the reduction in the subscription price of Gotham Golf Corp. common shares, First Union common shareholders would receive additional value in the form of more valuable rights to purchase Gotham Golf common shares. The terms of the alternative transaction would also accomplish a broader distribution of ownership in the combined company and would likely facilitate greater trading volume and liquidity for Gotham Golf shareholders.

     CONFERENCE CALL

     Gotham Golf will hold a conference call today, December 11, 2002, at 4:30 p.m. Eastern Time to discuss the alternative proposal transaction. To listen or participate on the call, callers should dial (888) 423-3274 starting at 4:15 p.m.


INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, OF GOTHAM GOLF AND SOUTHWEST SHOPPING CENTERS CO. II, LLC ("SSCC") FILED ON OCTOBER 31, 2002, TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION. IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, REGARDING THE PROPOSED TRANSACTION REFERENCED IN THE FOREGOING BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive proxy statement/prospectus has been filed with the Securities and Exchange Commission by First Union, Gotham Golf and SSCC and was mailed to First Union's shareholders on or about November 6, 2002. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by First Union, Gotham Golf and SSCC with the Securities and Exchange Commission at the Commission's website at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free from First Union.

The definitive proxy statement/prospectus filed on October 31, 2002 may be found at the Commission's website under the listings for either Gotham Golf Corp. or Southwest Shopping Centers Co. II, L.L.C.

Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the information included in the Annual Report filed by First Union with the SEC on Form 10-K, as amended, for its fiscal year ended December 31, 2001 and in the definitive proxy statement/prospectus.

                                      #####